File No.
                                                                   ----------

                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                  SOCIEDAD AUSTRAL DE ELECTRICIDAD S.A. (SAESA)
                      (Name of the foreign utility company)

                 PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
     (Name of filing company, if filed on behalf of a foreign utility company)


Item 1

Notification

Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Sociedad Austral de Electricidad S.A. ("Saesa"), a Chilean company, which also possesses an ownership interest in an Argentine company, for the purpose of notifying the Commission that the Saesa Group is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.


PSEG Chile Holding S.A., a Chilean company, and PSEG Chilean Equity II Ltd., a Cayman Islands company, together own 100% of Inversiones PSEG Chile I Limitada ("Inversiones")(1). On March 8, 2001, Inversiones entered into a binding

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offer letter (the "Binding Offer"), pursuant to which it agreed to purchase from
Compania de Petroleos de Chile S.A. ("COPEC"), a Chilean company, approximately 93.88% of the outstanding common stock in Saesa, and approximately 13.71% of the outstanding common stock in Empresa Electrica de la Frontera S.A. ("Frontel"), a direct subsidiary of Saesa. The purchases contemplated in the Binding Offer are expected to be consummated on or about August 31, 2001. Pursuant to the Binding Offer, Inversiones is also obligated to make a tender offer for the remaining shares of Saesa at a price equal to or greater than the price set forth in the Binding Offer for the COPEC shares.

Saesa owns 82.9% of Frontel, 99.9% of both Compania Electrica Osorno S.A. ("Creo") and Sistema de Transmision del Sur S.A. ("STS"), and 91.66% of Empresa Electrica de Aisen S.A. ("Edelaysen"), all Chilean distribution or transmission companies. Saesa also owns a 50% interest in the Argentine distribution company Empresa de Energia Rio Negro S.A. ("Edersa").

Neither Saesa nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Saesa nor any of its subsidiary companies is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1

Name and Business Address of the Entity Claiming FUCO Status:

         Sociedad Austral de Electricidad S.A.
         Bulnes 441
         206210-206440
         Casilla:  21-0
         Saesa-CL
         Osorno, Chile

Description of the Facilities Used for the Generation, Transmission and Distribution of Electric Energy for Sale
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Saesa - Sociedad Austral de Electricidad S.A. ("Saesa") distributes electricity in Chile's VIII and IX regions. At the end of 2000, Saesa's customer base was 232,891, 92% of which was residential. Energy sales for the year 2000 totaled 978 gigawatt hours ("GWh").

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Frontel - Empresa Electrica de la Frontera S.A. ("Frontel") distributes electricity in Chile's VII, VIII and IX regions. As of December 2000, Frontel had 210,473 customers, 92% of which are residential. Energy sales for the year 2000 were 401 GWh, 46% of which were to residential customers.

Edelaysen - Empresa Electrica de Aisen S.A. ("Edelaysen") distributes electricity in Chile's X and XI regions. It is a vertically integrated company engaged in the generation, transmission and distribution of electricity.

As of December 2000, Edelaysen had 23,700 customers, 97% of which are residential. Energy sales for the year 2000 amounted to 75.6 GWh.

In total, Edelaysen generated 77 GWh of energy in 1999. The difference between energy generation and energy sales can be principally attributed to technical losses arising during distribution.

STS - Sistema de Transmision del Sur S.A. ("STS") owns and operates 330 miles of 66 kV transmission lines within Saesa's distribution concession area and operates and maintains an additional 160 miles of transmission lines owned by third parties, including Saesa and Frontel. Its current transformation capacity is 660 MVA.

STS holds toll charge contracts principally with the major generators of Chile.

Creo - Compania Electrica Osorno S.A. ("Creo") distributes electricity in Chile's X region. As of December 2000, Creo had 11,830 customers.

Edersa - Empresa de Energia Rio Negro S.A. ("Edersa") produces (via isolated generation systems), transports, distributes and sells electricity to the province of Rio Negro in Argentina. As of December 2000, Edersa had 139,376 customers, 85.5% of which are residential. In December 2000, energy sales for the year amounted to 770 GWh.

Ownership of Voting Securities:
------------------------------

Saesa - Upon giving effect to the purchases contemplated by the Binding Offer, approximately 93.88% of the common stock of Saesa will be owned by Inversiones. Inversiones has agreed to offer at least the same price per share to the remaining 6.12% of public shareholders for a limited time pursuant to a tender offer. In the event that the tender offer is fully subscribed, Inversiones will hold 100% of the voting stock of Saesa. Inversiones will also own approximately 13.71% of the common stock of Frontel, as well as the 82.9% of Frontel stock currently owned by Saesa (2).

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Saesa owns directly the voting securities, as such item is defined in the
Holding Company Act, totaling approximately 82.9% of Frontel, 99.9% of both Creo and STS, 91.66% of Edelaysen, and approximately 50% of the voting securities of Edersa.


ITEM 2
Domestic Associate Public-Utility Companies
Upon completion of the Closing, PSE&G, a wholly owed subsidiary of PSEG, will be the only domestic associate public-utility affiliate of Applicant, as such terms are defined in Section 2 of the Holding Company Act. PSE&G is a wholly owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under
Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, the Saesa Group.



EXHIBIT A

State Commission Certification - New Jersey

Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of
Section 33 (a) (2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference (3). PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

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Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

PSE&G, an associate company or affiliate company of Saesa, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

"This Board has ample statutory authority to regulate all utility activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

"The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the

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utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:
                             ----------

         (2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

         (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service;

Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion

Accordingly, Saesa satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         Public Service Enterprise Group Incorporated

                         By:     JAMES T. FORAN
                            -----------------------------------------
                                 James T. Foran
                                 Associate General Counsel


Date:  August 30, 2001

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(1) PSEG Chilean Equity II Ltd. owns only .01% of Inversiones; PSEG Chile
Holding S.A. owns the remaining 99.99%.
(2) The remaining 3.39% of Frontel is owned, and will continue to be owned, by approximately 50 other minority shareholders.
(3) PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; and Empresa Distribuidora de Electricidad de Entre Rios S.A. , filed electronically with the Commission on December 28, 2000.